Mail Stop 03-06

May 2, 2005



Via Facsimile and U.S. Mail

Mr. William R. Sprow
Chief Financial Officer
Sentex Sensing Technology, Inc.
1801 East Ninth Street
Cleveland, Ohio  44114

	Re:	Sentex Sensing Technology, Inc.
		Form 10-KSB for the year ended November 30, 2004
      Form 10-QSB for the quarter ended February 28, 2005
      File No. 000-13328


Dear Mr. Sprow:

      We have reviewed your response filed on April 15, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended November 30, 2004

General

1. Please amend your Form 10-KSB for the fiscal year ended
November
30, 2004 to include your proposed disclosures from your response letter dated April 15, 2005 and to address the additional comments issued below.

Item 8A.  Controls and Procedures

2. We note that your proposed disclosure refers to Rule 13a-14 of the
Securities Exchange Act instead of Rule 13a-15(e) of the
Securities
Exchange Act, which defines disclosure controls and procedures.
Please revise your disclosure to include the correct reference.

Form 10-QSB for the quarterly period ended February 28, 2005

General

3. Please amend your filing to include the conclusions of your principal executive officer and principal financial officer on the effectiveness of your disclosure controls and procedures as of February 28, 2005. Refer to Item 307 of Regulation S-B.

4. Please amend your filing to include your conclusions concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during your most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please refer to Item
308(c) of Regulation S-B.

Exhibit 31. 1 and Exhibit 31.2  Certification of Chief Executive
Officer and Chief Financial Officer

5. Please include updated certifications as Exhibit 31.1 to the amended Form 10-Q. Refer to Part III.E of Release No. 8238.


 				*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-1984 if you have questions regarding our comments.



							Sincerely,



							Martin F. James
							Senior Assistant Chief
Accountant


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Mr. William R. Sprow
Sentex Sensing Technology, Inc.
May 2, 2005
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